AXONYX INC.
825 Third Avenue, 40th Floor
New York, NY 10022

March 6, 2002

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Jeffrey Riedler, Assistant Director

Re:	Axonyx Inc. Application for Withdrawal of the Registration Statement on Form S-3 (Registration No. 333-46340)

Ladies and Gentlemen:

        Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), Axonyx Inc. (the "Company") hereby respectfully requests that the Securities and Exchange Commission consent to the immediate withdrawal of the Company's Registration Statement on Form S-3 (Registration No. 333-46340), originally filed on September 21, 2000, together with all exhibits thereto (the "Registration Statement"). The Company does not currently meet the eligibility requirements for use of Form S-3. Please be advised that the Company has not issued or sold any securities under the Registration Statement. The Company may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).

        The Company further requests that an order with the date of the grant of the withdrawal be included in the file for the above-captioned Registration Statement in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

        Please address any questions to the attention of Luci Staller Altman, Esq. of Brobeck, Phleger & Harrison, outside legal counsel to the Company, at (212) 237-2520 or the undersigned at (206) 340-0211.

Respectfully,
Axonyx Inc.
/s/ MICHAEL R. ESPEY Michael R. Espey Vice President, General Counsel and Secretary

cc: Luci Staller Altman